DOCUMENT OF THE EUROPEAN BANK
FOR RECONSTRUCTION AND DEVELOPMENT

INTERIM FINANCIAL REPORT

At 30 SEPTEMBER 2009

(UNAUDITED)

Table of contents

Income statement

For the nine months ended 30 September 2009 (unaudited) and 30 September 2008 (unaudited)

	Quarter to 30 September 2009 € million	**Year to date 30 September 2009 € million**	Quarter to 30 September 2008 € million	Year to date 30 September 2008 € million
Interest and similar income				
From Banking loans	**151**	**498**	161	473
From fixed-income debt securities and other interest	**42**	**217**	156	481
Interest expense and similar charges	**(60)**	**(268)**	(151)	(475)
Net interest income	**133**	**447**	166	479
Net fee and commission income	**6**	**9**	2	5
Dividend income	**16**	**38**	29	61
Net gains/(losses) from share investments at fair value through profit or loss	**40**	**(340)**	(46)	(156)
Net gains/(losses) from available-for-sale share investments	**4**	**(130)**	83	224
Net (losses)/gains from Treasury investments	**-**	**(9)**	4	1
Net gains from dealing activities at fair value through profit or loss	**26**	**60**	9	9
Foreign exchange movement	**-**	**1**	-	-
Fair value movement on non-qualifying and ineffective hedges	**6**	**91**	168	144
Provisions for impairment of Banking loan investments	**(139)**	**(493)**	(18)	(28)
Provisions for the impairment of Treasury loan investments	**(1)**	**(15)**	(95)	(95)
General administrative expenses	**(51)**	**(156)**	(52)	(164)
Depreciation and amortisation	**(4)**	**(12)**	(4)	(11)
Net profit/(loss) for the period	**36**	**(509)**	246	469
Transfers of net income approved by the Board of Governors	**-**	**(165)**	-	(115)
Net profit/(loss) after transfers of net income approved by the Board of Governors	**36**	**(674)**	246	354
Attributable to:				
Equity holders	**36**	**(674)**	246	354

Statement of comprehensive income

For the nine months ended 30 September 2009 (unaudited) and 30 September 2008 (unaudited)

	Quarter to 30 September 2009 € million	Year to date 30 September 2009 € million	Quarter to 30 September 2008 € million	Year to date 30 September 2008 € million
Net (loss)/profit after transfers of net income approved by the Board of Governors	**36**	**(674)**	246	354
Other comprehensive income/(expense)				
Available-for-sale financial assets	**335**	**323**	(480)	(1,128)
Cash flow hedges	**(12)**	**29**	-	-
Total comprehensive income/(expense)	**359**	**(322)**	(234)	(774)
Attributable to:				
Equity holders	**359**	**(322)**	(234)	(774)

Statement of financial position

At 30 September 2009 (unaudited) and 31 December 2008 (audited)

	€ million	30 September 2009 € million	€ million	31 December 2008 € million
Assets				
Placements with and advances to credit institutions	3,267		3,344	
Debt securities				
Held-to-maturity	767		1,157	
Collateralised placements	1,154		1,163	
Debt securities				
At fair value through profit or loss	315		1,213	
Available-for-sale	1,017		1,263	
	1,332		2,476	
		6,520		8,140
Other financial assets				
Derivative financial instruments	2,470		2,849	
Other financial assets	247		1,139	
		2,717		3,988
Loan investments				
Treasury portfolio				
Loans	5,498		5,811	
Less: Provisions for impairment	(146)		(134)	
	5,352		5,677	
Banking portfolio				
Loans	12,505		10,930	
Less: Provisions for impairment	(677)		(227)	
	11,828		10,703	
		17,180		16,380
Share investments				
Banking portfolio				
Share investments at fair value through profit or loss	2,408		2,310	
Available-for-sale share investments	2,166		2,054	
	4,574		4,364	
Treasury portfolio				
Available-for-sale share investments	46		42	
		4,620		4,406
Intangible assets		53		48
Property, technology and office equipment		39		41
Paid-in capital receivable		20		44
Total assets		31,149		33,047
Liabilities				
Borrowings				
Amounts owed to credit institutions	2,227		2,141	
Debts evidenced by certificates	16,446		16,295	
		18,673		18,436
Other financial liabilities				
Derivative financial instruments	710		1,519	
Other financial liabilities	335		1,342	
		1,045		2,861
Total liabilities		19,718		21,297
Members' equity				
Subscribed capital	19,794		19,794	
Callable capital	(14,596)		(14,596)	
Paid-in capital		5,198		5,198
Reserves and retained earnings		6,233		6,552
Total members' equity		11,431		11,750
Total liabilities and members' equity		31,149		33,047

Statement of changes in equity for the nine months ended 30 September 2009 (unaudited) and 30 September 2008 (unaudited)

For the period ended 30 September 2009	Subscribed capital € million	Callable capital € million	Available-for-sale financial assets € million	Cash flow hedges € million	Retained earnings € million	Total equity € million
At 31 December 2007	19,794	(14,596)	1,855	-	6,821	13,874
Total comprehensive expense for the period	-	-	(1,128)	-	354	(774)
Internal tax for the period	-	-	-	-	3	3
At 30 September 2008	19,794	(14,596)	727	-	7,178	13,103
At 31 December 2008	19,794	(14,596)	495	(52)	6,109	11,750
Total comprehensive expense for the period	-	-	323	29	(674)	(322)
Internal tax for the period	-	-	-	-	3	3
At 30 September 2009	**19,794**	**(14,596)**	**818**	**(23)**	**5,438**	**11,431**

Statement of cash flows for the nine months ended 30 September 2009 (unaudited) and 30 September 2008 (unaudited)

	€ million	Period to 30 September 2009 € million	€ million	Period to 30 September 2008 € million
Cash flows from operating activities				
Net (loss)/profit for the period[1]	(674)		354	
Adjustments for:				
Unwinding of the discount relating to impaired identified assets	(3)		-	
Interest income	(715)		(954)	
Interest expense and similar charges	268		475	
Net deferral of fees and direct costs	87		31	
Internal taxation	3		3	
Realised gains on share investments and equity derivatives	(102)		(404)	
Unrealised losses on share investments and equity derivatives at fair value through profit or loss	420		338	
Impairment losses on available-for-sale share investments	152		(2)	
Realised losses on available-for-sale Treasury assets	9		(1)	
Unrealised gains on dealing securities	29		(4)	
Fair value movement on non-qualifying and ineffective hedges	(91)		(144)	
Foreign exchange gains	(1)		-	
Depreciation and amortisation	12		11	
Provisions for impairment of Treasury loan investments	15		95	
Gross provisions charge for Banking loan losses	493		32	
	(98)		(170)	
Interest income received	805		942	
Interest expense and similar charges paid	(256)		(415)	
(Increase)/decrease in operating assets:				
Prepaid expenses	(35)		(23)	
Fair value movement on net Treasury assets	(384)		(926)	
Proceeds from repayments of Banking loans	2,590		2,389	
Proceeds from prepayments of Banking loans	78		129	
Funds advanced for Banking loans	(4,526)		(3,849)	
Proceeds from sale of Banking share investments and equity derivatives	244		741	
Funds advanced for Banking share investments	(454)		(917)	
Net placements to credit institutions	1,207		(86)	
Decrease in operating liabilities:				
Accrued expenses	(38)		(74)	
Net cash used in operating activities		(867)		(2,259)
Cash flows used in investing activities				
Proceeds from repayments of Treasury loans	332		-	
Purchases of Treasury loans	(1)		-	
Proceeds from sale of available-for-sale debt securities	3,583		1,211	
Purchases of available-for-sale debt securities	(2,252)		(1,746)	
Purchase of intangible assets, property, technology and office equipment	(15)		(18)	
Net cash from/(used in) investing activities		1,647		(553)
Cash flows from financing activities				
Capital received	27		56	
Issue of debts evidenced by certificates	7,595		11,790	
Redemption of debts evidenced by certificates	(7,368)		(10,105)	
Net cash from financing activities		254		1,741
Net increase/(decrease) in cash and cash equivalents		1,035		(1,071)
Cash and cash equivalents at beginning of the period		434		3,018
Cash and cash equivalents at 30 September		1,469		1,947

Cash and cash equivalents comprise the following amounts maturing within three months	**30 September 2009 € million**	**30 September 2008 € million**
Placements with and advances to credit institutions	3,259	3,229
Collateralised placements	-	-
Amounts owed to credit institutions	(1,791)	(1,283)
Cash and cash equivalents at 30 September	1,469	1,947

[1] Operating profit includes dividends of €38 million received for the period to 30 September 2009 (30 September 2008: €61 million).

Explanatory notes

1. Establishment of the Bank

i Agreement Establishing the Bank

The European Bank for Reconstruction and Development ("the Bank"), whose principal office is located in London, is an international organisation formed under the Agreement Establishing the Bank dated 29 May 1990 ("the Agreement"). At 30 September 2009 the Bank's shareholders comprised 61 countries, together with the European Community and the European Investment Bank.

ii Headquarters Agreement

The status, privileges and immunities of the Bank and persons connected therewith in the United Kingdom are defines in the Agreement and in the Headquarters Agreement between the Government of the United Kingdom of Great Britain and Northern Ireland and the Bank ("Headquarters Agreement"). The Headquarters Agreement was signed in London upon the commencement of the Bank's operations on 15 April 1991.

2. A summary of significant accounting policies

i Accounting convention

These financial statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The financial statements have been prepared under the historical cost convention, as modified by the revaluation of AFS financial assets, financial assets and financial liabilities held at fair value through profit or loss and all derivative contracts. In addition, financial assets and liabilities subject to amortised cost measurement, where they form part of a qualifying hedge relationship, have been accounted for in accordance with hedge accounting rules. The financial statements have been prepared on a going concern basis.

ii Financial statement presentation

The financial statements are presented in a manner consistent with the Bank's audited financial statements as of and for the year ended 31 December 2008 with the following exception which reflect the impact of revised International Financial Reporting Standards which have become effective 1 January 2009:

- IAS 1 (revised), Presentation of Financial Statements, requires the separate presentation of changes in equity arising from transactions with owners in their capacity as owners from non-owner changes in equity. The revised standard also requires separate disclosure of other comprehensive income. The Bank has chosen to present all non-owner changes in equity in two statements: a separate income statement and a statement of comprehensive income. In addition, the 'balance sheet' has been renamed the 'statement of financial position'.

Where necessary, comparative figures have been adjusted to conform to changes in presentation in the current period. In the opinion of management, all adjustments necessary for a fair presentation of the financial position and the results of operations for the interim periods have been made. For further information please refer to the Bank's audited financial statements as at 31 December 2008. The results of operations for interim periods are not necessarily indicative of results to be expected for the year ending 31 December 2009.

3. Loan investments

	2009 Sovereign loans € million	2009 Non-sovereign loans € million	2009 Total loans € million	2008 Sovereign loans € million	2008 Non-sovereign loans € million	2008 Total loans € million
Operating assets						
At 1 January	**2,068**	**8,862**	**10,930**	1,928	7,057	8,985
Movement in fair value revaluation[1]	**-**	**5**	**5**	-	3	3
Disbursements	**409**	**4,117**	**4,526**	286	3,563	3,849
Repayments and prepayments	**(202)**	**(2,466)**	**(2,668)**	(264)	(2,254)	(2,518)
Foreign exchange movements	**(38)**	**(202)**	**(240)**	47	161	208
Movement in net deferral of front end fees and related direct costs	**(13)**	**(56)**	**(69)**	(3)	(12)	(15)
Written off	**-**	**21**	**21**	-	(2)	(2)
At 30 September	**2,224**	**10,281**	**12,505**	1,994	8,516	10,510
Impairment at 30 September	**(11)**	**(666)**	**(677)**	(5)	(153)	(158)
Total operating assets net of impairment at 30 September	**2,213**	**9,615**	**11,828**	1,989	8,363	10,352

[1] The movement in fair value revaluation relates to those fixed rate loans that form part of a qualifying hedge relationship with a derivative position and as such are re-measured to fair value in respect of interest rate risk.

At 30 September 2009 the Bank categorised 25 loans as impaired, totalling €285 million (31 December 2008: 17 loans totalling €127 million; 30 September 2008: 9 loans totalling €37 million). Specific provisions on these assets amounted to €213 million (31 December 2008: €74 million; 30 September 2008: €33 million).

4. Share investments

	Fair value through profit or loss unlisted share investments € million	Fair value through profit or loss listed share investments € million	**Fair value through profit or loss total share investments € million**	Available-for-sale unlisted share investments € million	Available-for-sale listed share investments € million	**Available-for-sale total share investments € million**	**Total share investments € million**
Outstanding disbursements							
At 31 December 2007	1,220	260	1,480	969	636	1,605	3,085
Disbursements	195	8	203	416	298	714	917
Disposals	(141)	-	(141)	(150)	(37)	(187)	(328)
Written off	(8)	-	(8)	(1)	-	(1)	(9)
At 30 September 2008	1,266	268	1,534	1,234	897	2,131	3,665
At 31 December 2008	**1,452**	**268**	**1,720**	**1,223**	**966**	**2,189**	**3,909**
Transfer between classes	**(11)**	**11**	**-**	**(3)**	**3**	**-**	**-**
Disbursements	**280**	-	**280**	**115**	**59**	**174**	**454**
Disposals	**(10)**	-	**(10)**	**(36)**	**(78)**	**(114)**	**(124)**
Written off	**(16)**	-	**(16)**	**(2)**	-	**(2)**	**(18)**
At 30 September 2009	**1,695**	**279**	**1,974**	**1,297**	**950**	**2,247**	**4,221**
Fair value adjustment							
At 31 December 2007	990	999	1,989	257	1,262	1,519	3,508
Movement in fair value revaluation	(43)	(709)	(752)	103	(1,040)	(937)	(1,689)
Impairment of available-for-sale share investments	-	-	-	(2)	-	(2)	(2)
At 30 September 2008	947	290	1,237	358	222	580	1,817
At 31 December 2008	**534**	**56**	**590**	**115**	**(250)**	**(135)**	**455**
Transfer between classes	-	-	-	**(1)**	**1**	-	-
Movement in fair value revaluation	**(295)**	**139**	**(156)**	**(187)**	**393**	**206**	**50**
Impairment of available-for-sale share investments	-	-	-	**(65)**	**(87)**	**(152)**	**(152)**
At 30 September 2009	**239**	**195**	**434**	**(138)**	**57**	**(81)**	**353**
Fair value at 30 September 2009	**1,934**	**474**	**2,408**	**1,159**	**1,007**	**2,166**	**4,574**
Fair value at 30 September 2008	2,213	558	2,771	1,592	1,119	2,711	5,482

At 30 September 2009 the Bank categorised 39 available-for-sale share investments as impaired, with outstanding disbursements totalling €767 million (31 December 2008: 26 available-for-sale share investments totalling €651 million; 30 September 2008: 10 available-for-sale share investments totalling €33 million).

5. Primary segment analysis

Business segments

For management purposes the business of the Bank is comprised primarily of Banking and Treasury operations. Banking activities represent investment in projects which, in accordance with the Agreement, are made for the purpose of assisting the countries of operations in their transition to a market economy, while applying sound banking principles. The main investment products are loans, share investments and guarantees. Treasury activities include raising debt finance, investing surplus liquidity, managing the Bank's foreign exchange and interest rate risks, and assisting clients in asset and liability management matters.

Primary reporting format – business segment

	30 September 2009			30 September 2008		
	Banking € million	**Treasury € million**	**Aggregated € million**	Banking € million	Treasury € million	Aggregated € million
Interest income	**498**	**217**	**715**	473	479	952
Other income	**(423)**	**52**	**(371)**	134	(85)	49
Fair value movement on paid-in capital receivable and associated hedges	**-**	**-**	**-**	2	-	2
Total segment (expense)/revenue	**75**	**269**	**344**	609	394	1,003
Less interest expense and similar charges	**(308)**	**(166)**	**(474)**	(422)	(434)	(856)
Allocation of the return on capital	**185**	**21**	**206**	344	37	381
Fair value movement on non-qualifying hedges	**116**	**(25)**	**91**	-	144	144
Less general administrative expenses	**(146)**	**(10)**	**(156)**	(151)	(13)	(164)
Less depreciation and amortisation	**(11)**	**(1)**	**(12)**	(10)	(1)	(11)
Segment result before provisions	**(89)**	**88**	**(1)**	370	127	497
Provision for impairment of loan investments	**(493)**	**(15)**	**(508)**	(28)	-	(28)
Net (loss)/profit for the period	**(582)**	**73**	**(509)**	342	127	469
Transfers of net income approved by the Board of Governors			**(165)**			(115)
Net (loss)/profit after transfers approved by the Board of Governors			**(674)**			354
Segment assets	**16,739**	**14,390**	**31,129**	16,568	16,596	33,164
Paid-in capital receivable			**20**			44
Total assets			**31,149**			33,208
Segment liabilities						
Total liabilities	**109**	**19,609**	**19,718**	136	20,409	20,545
Capital expenditure	**14**	**1**	**15**	17	1	18

For the first nine months of 2009, the fair value movement on paid-in capital receivable and associated hedges and the allocation of the return on capital amounted to €206 million (30 September 2008: €383 million), which is the Bank's return on net paid-in capital used in segmental results.

Interest expenses and similar charges and the allocation of the return on capital total €268 million (30 September 2008: €475 million). This is the Bank's "interest expenses and similar charges" as reported in the income statement.